Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(3)
To Prospectus dated May 14, 2008	File No. 333-148982

ZION OIL & GAS, INC.

This document supplements the prospectus dated May 14, 2008 relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,500,000 units of our securities. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Initial Closing, Continuing Offering and Subsequent Closings

Following the receipt and acceptance of subscriptions in a total amount of $3,509,940 for 350,994 Units pursuant to the terms of our offering subject of the prospectus, Zion effected an initial closing of the offering on October 24, 2008.

In connection with the initial closing Zion issued 350,994 Units in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse proceeds of the subscriptions in the amount of $3,269,145.00 to the company. The remaining $240,795.00 of funds disbursed from the escrow account were distributed at the initial closing to Brockington Securities, Inc., the underwriter of the offering, and its placement agents, in accordance with the terms of underwriting agreement as described at pages 14-16 of the prospectus ("PLAN OF DISTRIBUTION - Underwriting Agreement"), as follows: $150,496.87 in commissions and $90,298.13 of expense reimbursement.

The offering with respect to the remaining 2,149,006 maximum number of Zion's Units being offered pursuant to the prospectus will continue in accordance with the "PLAN OF DISTRIBUTION" as described in the prospectus at pages 14-16 until the receipt and acceptance of the maximum offering of 2,500,000 Units or January 9, 2009 whichever occurs first - unless earlier terminated. One or more interim closings may take place between the initial and final closing. Subscriptions for Units in the offering received following the cutoff for the subscriptions accepted for the initial closing on October 11, 2008, will continue to be deposited in the Zion escrow account at Sterling Trust Company pending their acceptance and disbursement in the context of subsequent closings. Terms of the continuing offering will be the same as the terms prior to the initial closing.

Listing on NYSE Alternext US LLC and Commencement of Trading of the Units

Upon the completion of the initial closing, the listing of the Units for trading on the NYSE Alternext US LLC was approved. The Units will trade under the ticker symbol ZN.U. The Units will continue to be tradable until the 30 th day after the Termination Date (as defined below) of the Offering, at which time the shares and the Unit Warrant will separate and trade separately and the Unit as such will cease to exist. The warrant included in the Unit will first become exercisable only on the 31st day following the Termination Date and will continue to be exercisable through January 31, 2012 at a per share exercise price of $7.00. The offering will terminate on the earlier to occur of (the “Termination Date”: (i) January 9, 2009, (ii) the date on which a total of 2,500,000 units have been subscribed and accepted, or (iii) such date as announced by the Company on no less than two trading days' prior notice.

Use of Proceeds

As described above, in connection with the initial closing, the escrow agent released the $3,509,940.00 of funds in the escrow account as follows: $240,795.00 to the underwriter in payment of $150,496.87 of commissions and $90,298.13 of expenses due underwriter in accordance with the terms of the underwriting agreement. The remaining $3,269,145.00 were released to the company for use by the company for the purposes and in the amounts described at pages 10-12 of the prospectus ("USE OF PROCEEDS").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 24, 2008.